UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 11, 2022

Northern Lights Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40524	86-2409612
(Commission File Number)	(IRS Employer Identification No.)

10 East 53rd Street, Suite 3001

New York, New York 10022

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (510) 323-2526

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	NLITU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	NLIT	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	NLITW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Unit Purchase Agreement

On February 11, 2022, Northern Lights Acquisition Corp., a Delaware corporation (the “Company”) and 5AK, LLC, the Company’s sponsor (the “Sponsor”), entered into a definitive unit purchase agreement (the “Unit Purchase Agreement”) with SHF, LLC d/b/a Safe Harbor Financial, a Colorado limited liability company (the “Target”), SHF Holding Co., LLC, the sole member of the Target (the “Seller”), Partner Colorado Credit Union, the sole member of the Seller (the “Seller Parent”).

Business Combination

Pursuant to the Unit Purchase Agreement, upon the closing (the “Closing”) of the contemplated transactions (collectively, the “Business Combination”):

●	The Company will purchase all of the issued and outstanding membership interests of the Target in exchange for an aggregate of $185,000,000, consisting of (i) 11,386,139 shares of the Company’s Class A common stock (the “Class A Common Stock”) with an aggregate value equal to $115,000,000 and (ii) $70,000,000 in cash (the “Purchase Consideration”). At the Closing, the Company will deposit 1,831,683 shares of the Class A Common Stock with an escrow agent to be held in escrow for a period of 12 months following the Closing to satisfy potential indemnification claims of the parties.

●	The Company will amend and restate its amended and restated certificate of incorporation (the “Charter”) to, among other matters: (a) change its name to “SHF Holdings Inc.,” or such other name as mutually agreed to by the parties to the Unit Purchase Agreement; (b) expand the Company’s board of directors (the “Board”) to seven individuals divided into three classes; and (c) remove and change certain provisions in the Charter related to the Company’s status as a blank check company. Additionally, each then-outstanding share of Class B common stock of the Company will be converted into one share of Class A Common Stock.

Representations and Warranties; Covenants

Pursuant to the Unit Purchase Agreement, the parties made customary representations and warranties for transactions of this type. The representations and warranties made by the Company will not survive the Closing. The representations and warranties made by the Target, the Seller, and the Seller Parent will generally survive the Closing through the date that is 12 months from the date of the Closing. In addition, the parties to the Unit Purchase Agreement agreed to be bound by certain covenants that are customary for transactions of this type, including obligations of the parties to use commercially reasonable efforts to operate their respective businesses in the ordinary course, and to refrain from taking certain specified actions without the prior written consent of the applicable party, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to solicit, negotiate, or enter into a competing transaction. The covenants of the parties in the Unit Purchase Agreement generally will not survive the Closing, subject to certain exceptions, including certain covenants and agreements that by their terms are to be performed in whole or in part after the Closing.

Conditions to Each Party’s Obligation to Close

Pursuant to the Unit Purchase Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (a) the representations and warranties of the respective parties being true and correct subject to the materiality standards contained in the Unit Purchase Agreement; (b) material compliance by the parties of their respective pre-closing covenants and agreements, subject to the standards contained in the Unit Purchase Agreement; (c) the approval by the Company’s stockholders of the Business Combination; (d) the approval by the Seller’s manager of the Business Combination; (e) the approval by the Target’s managers of the Business Combination; (f) the absence of any Material Adverse Effect (as defined in the Unit Purchase Agreement) with respect to the Company or with respect to the Target since the effective date of the Unit Purchase Agreement that is continuing and uncured; (g) the Company having at least $5,000,001 in tangible net assets upon the Closing; (h) the election of the members of the post-Closing Board consistent with the provisions of the Unit Purchase Agreement, a majority of which are to be independent in accordance with the Nasdaq rules; (i) the entry into certain ancillary agreements as of the Closing; (j) the lack of any notice or communication from, or position of, the U.S. Securities and Exchange Commission (the “SEC”) requiring the Company to amend or supplement the Proxy Statement (as defined below); and (k) the receipt of certain closing deliverables.

Termination

The Unit Purchase Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, by the mutual written consent of the Company and the Seller, if the Closing has not occurred by June 30, 2022, if prohibited by a governmental authority, after an uncured breach by a party of the representations, warranties, covenants, or agreements contained in the Unit Purchase Agreement, after a material adverse effect on the Target or the Company, or if the Company’s stockholders do not approve the Business Combination.

The foregoing description of the Unit Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Unit Purchase Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference. The Unit Purchase Agreement provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Unit Purchase Agreement were made as of the execution date of the Unit Purchase Agreement only and are qualified by information in confidential disclosure schedules provided by the parties in connection with the signing of the Unit Purchase Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Unit Purchase Agreement. Moreover, certain representations and warranties in the Unit Purchase Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the Unit Purchase Agreement as characterizations of the actual statements of fact about the parties.

Agreements to Be Effective as of or Entered into at Closing

Concurrently with entering into the Unit Purchase Agreement, the Company entered into an Executive Employment Agreement with Sundie Seefried to be effective as of the Closing of the Business Combination (the “Executive Employment Agreement”) pursuant to which Ms. Seefried will serve as the Chief Executive Officer of the Company and the Target. The Executive Employment Agreement provides for an annual base salary of $350,000, an initial incentive equity grant of options exercisable for 550,000 shares of the Company’s Class A Common Stock that will vest over three years, a long-term equity incentive to be approved by the Board of Directors following the closing, and other customary benefits. The Executive Employment Agreement, which is for a two-year term, also provides for severance in the event of a termination by the Company without cause or by Ms. Seefried for good reason (each as defined in the Executive Employment Agreement) of one year’s base salary.

Also concurrently with entering into the Unit Purchase Agreement, the Target and the Seller Parent entered into three agreements relating to their respective services for each other that are effective as of the signing date, as follows:

●	The Target and the Seller Parent entered into an Amended and Restated Account Servicing Agreement (the “Account Servicing Agreement”), pursuant to which the Target provides services including, among other things, Bank Secrecy Act compliance and reporting, onboarding, responding to account inquiries, and responding to customer service inquiries relating to accounts at the Seller Parent held for cannabis-related businesses (“CRBs”). Pursuant to the Account Servicing Agreement, the Target’s fees for such services will equal all cannabis-related income, including all lending-related income (such as loan origination fees, interest income on CRB-related loans, participation fees and servicing fees), investment income, interest income, account activity fees, processing fees, flat fees, and other revenue generated from cannabis and multi-state hemp accounts that are hosted on the Seller Parent’s core system. The Account Servicing Agreement is for an initial term of three years and will renew for additional one-year terms unless a party provides 120 days’ notice of non-renewal, provided that the Seller Parent may not provide notice of non-renewal until 30 months following the signing date. The Account Servicing Agreement will also terminate within 60 days of the Target no longer qualifying as a “credit union service organization” (a “CUSO”) or within 60 days of the assumption by a third party of all CRB-related accounts.

●	The Target and the Seller Parent entered into an Amended and Restated Support Services Agreement (the “Support Services Agreement”) pursuant to which the Seller Parent will continue to provide to the Target certain operational and administrative services relating to, among other things, human resources, employee benefits, IT and systems, accounting and marketing for a monthly fee equal to $30.96 per account in 2022 and $25.32 per account in 2023 and 2024. In addition, investment income from CRB-related cash and investments (excluding loans) will be shared 25% to the Seller Parent and 75% to the Target and the Target will reimburse the Seller Parent for the Seller Parent’s out-of-pocket expenses relating to the services provided to the Target. The Support Services Agreement also sets forth certain agreements of the Seller Parent to limit bonus distributions to its members to $30,000,000 during any 12-month period following the effective date of the agreement and to allow its ratio of CRB-related deposits to total assets to equal at least 65% unless otherwise dictated by regulatory, regulator or policy requirements. The Support Services Agreement has the same term and termination provisions as the Account Servicing Agreement.

●	The Target and the Seller Parent also entered into a Loan Servicing Agreement (the “Loan Servicing Agreement”) that sets forth the application, underwriting and approval process for loans from the Seller Parent to CRB customers and the loan servicing and monitoring responsibilities provided by the Seller Parent. The Loan Servicing Agreement provides that the Seller Parent will receive a monthly servicing fee at the annual rate of 0.25% of the then-outstanding principal balance of each loan funded by the Seller Parent. Under the Loan Servicing Agreement, the Target has agreed to indemnify the Seller Parent from all claims related to the Target’s cannabis-related business, including but not limited to default-related loan losses as defined in the Loan Servicing Agreement. The Loan Servicing Agreement is for an initial term of three years and will renew for additional one-year terms unless a party provides 120 days’ notice of non-renewal or there is a termination for cause, provided that the Seller Parent may not provide notice of non-renewal until 30 months following the signing date.

At the Closing, the Company, the Seller, and the Seller Parent will enter into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which, among other things, and subject to certain exceptions, provides for the Company securities held by the Seller and the Seller Parent, as applicable, to be locked-up for a period of six months from the date of the Closing, and to be subject to certain restrictions on sale thereafter, in accordance with the terms set forth therein.

At the Closing, the Company, the Seller, and the Seller Parent will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company will be obligated to file a registration statement to register the resale of certain securities of the Company held by the Seller and the Seller Parent, as applicable. The Registration Rights Agreement will also provide the Seller and the Seller Parent with “piggy-back” registration rights, subject to certain requirements and customary conditions.

At the Closing, the Company intends to adopt the Northern Lights Acquisition Corp. 2022 Equity Incentive Plan (the “2022 Equity Incentive Plan”), which will provide for the grant of equity incentives up to a maximum of 15% of the shares of the Class A Common Stock outstanding at the time of effectiveness of the 2022 Equity Incentive Plan to the directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company.

Proxy Statement

As promptly as practicable after the effective date of the Unit Purchase Agreement, the Company will file with the SEC a proxy statement on Schedule 14A (as amended or supplemented, the “Proxy Statement”) to be delivered to its stockholders in connection with a special meeting of the Company’s stockholders to be held to consider approval and adoption of (i) the Unit Purchase Agreement and the Business Combination; (ii) the issuance of the Company’s Class A Common Stock in connection with the Business Combination and the PIPE Financing (as defined below); (iii) the second amended and restated certificate of incorporation of the Company; (iv) the election of the members of the post-Closing Board whose terms will expire in 2022; (v) the Company’s 2022 Equity Incentive Plan; (vi) such other matters as the parties mutually determine to be necessary or appropriate in order to effect the Business Combination (the approvals described in foregoing clauses (i) through (vi), collectively, the “Stockholder Approval Matters”),and (vii) the adjournment of the special meeting of the Company’s stockholders, if necessary, to permit further solicitation and vote of proxies in the reasonable determination of the Company.

Stock Exchange Listing

The Company will use its reasonable best efforts to cause the Class A Common Stock issued in connection with the Unit Purchase Agreement to be approved for listing on the Nasdaq Capital Market at Closing. During the period from the date hereof until the Closing, the Company will use commercially reasonable efforts to maintain the listing of its units, Class A Common Stock, and warrants for trading on the Nasdaq Capital Market.

PIPE Financing

Concurrently with entering into the Unit Purchase Agreement, the Company entered into a securities purchase agreement (a “Securities Purchase Agreement”) with certain investors (collectively, the “PIPE Investors”), pursuant to which, among other things, the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to the PIPE Investors, an aggregate of 60,000 shares (the “PIPE Shares”) of Series A Convertible Preferred Stock, par value $0.0001 per share, of the Company (the “Series A Convertible Preferred Stock”) and warrants to purchase up to a number of shares of the Class A Common Stock equal to 50% of shares of the Class A Common Stock issuable upon conversion of the PIPE Shares, with an exercise price of $11.50 per share (the “PIPE Warrants”) for gross proceeds of approximately $60.0 million (the “PIPE Financing”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Securities Purchase Agreement provides that it will terminate upon the earlier to occur of (i) termination of the Unit Purchase Agreement and (ii) the mutual written agreement of each of the parties.

In connection with the Securities Purchase Agreement, the Company entered into a registration rights agreement with the PIPE Investors, pursuant to which, among other things, the Company is obligated to file a registration statement to register the resale of the shares of Class A Common Stock issuable upon conversion of the PIPE Shares, the shares of Class A Common Stock issuable upon exercise of the PIPE Warrants, and any capital stock of the Company issued or issuable with respect to the PIPE Shares, the PIPE Warrants, the shares of Class A Common Stock issuable upon conversion of the PIPE Shares, or the shares of Class A Common Stock issuable upon exercise of the PIPE Warrants.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Securities Purchase Agreement, filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. In connection with the Closing, the Company will issue the Class A Common Stock portion of the Purchase Consideration to the Seller. The Company will also issue 60,000 shares of Series A Convertible Preferred Stock and warrants to purchase up to a number of shares of the Class A Common Stock equal to 50% of shares of the Class A Common Stock issuable upon conversion of the PIPE Shares to the PIPE Investors. The shares of Class A Common Stock, Series A Convertible Preferred Stock and warrants to be issued in connection with the Business Combination and PIPE Financing will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from the registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Item 7.01.	Regulation FD Disclosure.

On February 14, 2022, the Company issued a press release announcing the execution of the Unit Purchase Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that the Company has prepared for use in connection with various meetings and conferences with certain investors.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is being furnished and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

As discussed above, the Company intends to file the Proxy Statement with the SEC, which Proxy Statement will be delivered to its stockholders once definitive. This document does not contain all the information that should be considered concerning the Business Combination and the other Stockholder Approval Matters and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination and the other Stockholder Approval Matters. The Company’s stockholders and other interested persons are advised to read, when available, the Proxy Statement and the amendments thereto and other documents filed in connection with the Business Combination and other Stockholder Approval Matters, as these materials will contain important information about the Company, the Target, the Business Combination and the other Stockholder Approval Matters. When available, the Proxy Statement and other relevant materials for the Business Combination and other Stockholder Approval Matters will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and the other Stockholder Approval Matters. Stockholders will also be able to obtain copies of the Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Northern Lights Acquisition Corp., 10 East 53rd Street, Suite 3001, New York, NY, 10022.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or PIPE Financing and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Registration Statement on Form S-1, as filed on June 2, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Northern Lights Acquisition Corp., 10 East 53rd Street, Suite 3001, New York, NY, 10022. Additional information regarding the interests of such participants will be contained in the Proxy Statement for the Business Combination and PIPE Financing when available.

The Seller, the Seller Parent, the Target, and their respective directors, managers, and executive officers may also be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Business Combination and PIPE Financing. A list of the names of such parties and information regarding their interests in the Business Combination and PIPE Financing will be included in the Proxy Statement for the Business Combination and PIPE Financing when available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the Target’s industry and market sizes, future opportunities for the Company and the Target, the Company’s and the Target’s estimated future results and the transactions contemplated by the Unit Purchase Agreement, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the transactions contemplated by the Unit Purchase Agreement. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) the risk that the transactions contemplated by the Unit Purchase Agreement may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the transactions contemplated by the Unit Purchase Agreement may not be completed by the Company’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by the Company; (iii) the failure to satisfy the conditions to the consummation of the transactions contemplated by the Unit Purchase Agreement, including the adoption of the Unit Purchase Agreement by the stockholders of the Company, the satisfaction of the minimum cash amount following redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the transactions contemplated by the Unit Purchase Agreement; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Unit Purchase Agreement; (vi) the effect of the announcement or pendency of the transactions contemplated by the Unit Purchase Agreement on the Target’s business relationships, performance and business generally; (vii) risks that the transactions contemplated by the Unit Purchase Agreement disrupt current plans and operations of the Target; (viii) the outcome of any legal proceedings that may be instituted against the Target or the Company related to the Unit Purchase Agreement or the transactions contemplated thereby; (ix) the ability to maintain the listing of the Company’s securities on Nasdaq Capital Market; (x) the price of the Company’s securities, including following the Closing, may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which the Target operates, variations in performance across competitors, changes in laws and regulations affecting the Target’s business and changes in the capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the transactions contemplated by the Unit Purchase Agreement, and identify and realize additional opportunities; (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Target operates, and the risk of changes in applicable law, rules, regulations and regulatory guidance that could adversely impact the Target’s operations; (xiii) the risk that the Target and its current and future collaborators are unable to successfully develop and commercialize the Target’s products or services, or experience significant delays in doing so; (xiv) the risk that the Target may not achieve or sustain profitability; (xv) the risk that the Target will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xvi) the risk that the Target experiences difficulties in managing its growth and expanding operations.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about the Company and the Target or the date of such information in the case of information from persons other than the Company or the Target, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding the Target’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected, and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1**	Unit Purchase Agreement

10.1**	Form of Securities Purchase Agreement

99.1	Press Release dated February 14, 2022

99.2	Investor Presentation

104*	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

*	Filed herewith.

**	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHERN LIGHTS ACQUISITION CORP.

Date: February 14, 2022	By:	/s/ John Darwin
John Darwin
Co-Chief Executive Officer